

Jardines

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No. 82-2955

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com



03050930

Group Secretariat

27th March 2003

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Mandarin Oriental International Limited
- Disclosure of Interests – Substantial Shareholders

We enclose for your information a notification dated 27th March 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl



Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Holding(s) in Company
Released	11:02 27 Mar 2003
Number	2777J

MANDARIN ORIENTAL INTERNATIONAL LIMITED ("MOIL")
DISCLOSURE OF INTERESTS – SUBSTANTIAL SHAREHOLDERS

MOIL was notified today that on 27th March 2003, Jardine Strategic Holdings Limited's ("JSH") interests in MOIL increased from 72.73% to 74.88% as a result of the acquisition of shares in MOIL by JSH. JSH's interests were made up as follows:-

	No. of shares	%
JSH	629,113,188	71.07
Mandarin Oriental Trustees Limited	33,711,962	3.81
Total Holding	**662,825,150**	**74.88**

In addition, by virtue of its interest in JSH, Jardine Matheson Holdings Limited's deemed interest in the same number of shares increased.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Mandarin Oriental International Limited

27th March 2003

www.mandarinoriental.com

END

